EXHIBIT 2

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi” or the “Company”), pursuant to the provisions of article 12 of CVM Instruction No. 358/02, discloses that it has received correspondence from Pharol, SGPS S.A. and Bratel B.V., with the following information:

“Ref.: Conversion of preferred shares issued by Oi S.A. and held by Pharol, SGPS S.A. (new name of Portugal Telecom, S.G.P.S. S.A.) and by Bratel B.V.

Dear Sirs,

Pursuant to the first paragraph of article 12 of CVM Instruction No. 358/2002, as amended, we hereby inform you that PHAROL, SGPS S.A., enrolled with the Brazilian Corporate Taxpayers’ Registry (CNPJ/MF) under No. 05.453.409/0001-87 (“PHAROL”), herein represented by its attorney, Mr. Pedro Guimarães e Melo de Oliveira Guterres, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF/MF) under No. 234.716.148-26, as a result of the conversion of the totality of the preferred shares it held into common shares issued by Oi S.A., now holds 128,213,478 common shares of Oi S.A., which represent 24.67% of the total number of common shares of Oi S.A. (excluding treasury shares).

In addition, we inform you that BRATEL B.V., enrolled with the Brazilian Corporate Taxpayers’ Registry (CNPJ/MF) under No. 12.776.550/0001-86 (“BRATEL”), herein represented by its attorney, Mr. Pedro Guimarães e Melo de Oliveira Guterres, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF/MF) under No. 234.716.148-26, as a result of the conversion of the totality of the preferred shares it held into common shares issued by Oi S.A., now holds 55,448,726 common shares of Oi S.A., which represent 10.67% of the total number of common shares of Oi S.A. (excluding treasury shares).

Since PHAROL holds the totality of the shares representative of the capital stock of BRATEL, Pharol informs that it now holds, direct- and indirectly, as a result of the referred conversion of preferred shares into common shares issued by Oi S.A., as described in items 1 e 2 above, 183,662,204 common shares of Oi S.A., representing 35.34% of the total number of common shares of Oi S.A. and 27.18% of the total capital stock of Oi S.A. (excluding treasury shares).

Finally, the equity interest held by PHAROL and BRATEL in Oi S.A. is for investment purposes only, with no intention of changing its control. On this date, PHAROL and BRATEL do not hold any preferred shares issued by Oi S.A.

These being the considerations we had for the moment, we undersign below.

Yours faithfully,

PHAROL, SGPS, S.A.

(new name of Portugal Telecom, SGPS, S.A.)

Pedro Guimarães e Melo de Oliveira Guterres

Attorney

BRATEL B.V.

Pedro Guimarães e Melo de Oliveira Guterres

Attorney”

Rio de Janeiro, October 19, 2015

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.